Announcement








                  Company GoldmanSachs International
                  TIDMTTP
                  Headline EMM Disclosure
                  Released 12:13 20 Mar 2003
                  Number 9997I






RNS Number:9997I
GoldmanSachs International
20 March 2003


EMM DISCLOSURE

                                                  FORM 38.5 (SUMMARY)



Lodge with a RIS and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made.


CONNECTED EXEMPT MARKET- MAKERS:
DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Name of EMM

Goldman Sachs International



Date of disclosure

20 March 2003


Contact name

Peter Highton


Telephone number

0207-774-1935

Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

WM Morrison plc

Safeway plc

Sainsbury plc

Tesco plc

Oxford Glycosciences plc


AMENDMENT

If the attached Rule 38.5 disclosure is to amend a previous disclosure, please state which element(s) of previous disclosure was incorrect:


In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.



For full details of the disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel. No:
020 7638 0129.

Email: monitoring@disclosure.org.uk






                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
WM Morrison plc


Class of security

Ordinary Shares


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

1,311,028



Highest price paid*

1.7447 GBP Sterling



Lowest price paid*

1.7047 GBP Sterling



Total number of securities sold

1,260,018



Highest price received*

1.7450 GBP Sterling



Lowest price received*
1.7100 GBP Sterling



*Currency must be stated






                                                           FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Safeway plc


Class of security

Ordinary Shares


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

5,032,128


Highest price paid*

2.9960 GBP Sterling


Lowest price paid*

2.6472 GBP Sterling


Total number of securities sold

4,657,739


Highest price received*

2.9900 GBP Sterling


Lowest price received*
2.6470 GBP Sterling


*Currency must be stated




                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Sainsbury plc


Class of security

Ordinary Shares


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

2,549,989


Highest price paid*

2.5560 GBP Sterling


Lowest price paid*

2.3652 GBP Sterling


Total number of securities sold

2,216,565


Highest price received*

 2.5125 GBP Sterling


Lowest price received*
 2.4733 GBP Sterling


*Currency must be stated



                                                         FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Tesco plc


Class of security

Ordinary Shares


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

7,203,502


Highest price paid*

1.8794 GBP Sterling


Lowest price paid*

1.7625 GBP Sterling


Total number of securities sold

5,530,145


Highest price received*

1.8841 GBP Sterling



Lowest price received*
1.7757 GBP Sterling


*Currency must be stated



                                                    FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Tesco plc


Class of security

Call Option Strike 2.00 Expiration 19 September 2003


Date of disclosure

20 March 2003


Date of dealing

19 March 2003

Name of EMM

Goldman Sachs International



Name of offeree/offeror with whom connected

Sainsbury plc


Total number of securities purchased

15,000


Highest price paid*

0.1240 GBP Sterling


Lowest price paid*

0.1240 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated


                                                       FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Tesco plc


Class of security

Put Option Strike 2.50 Expiration 19 September 2003


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Sainsbury plc

Total number of securities purchased

0


Highest price paid*

0.00 GBP Sterling


Lowest price paid*

0.00 GBP Sterling


Total number of securities sold

1,431


Highest price received*

0.7850 GBP Sterling


Lowest price received*
0.7850 GBP Sterling



*Currency must be stated


                                                          FORM 38.5

CONNECTED EXEMPT MARKET-MAKERS:

DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS


Dealing in (name of company)
Oxford Glycosciences plc


Class of security

Ordinary Shares


Date of disclosure

20 March 2003


Date of dealing

19 March 2003


Name of EMM

Goldman Sachs International


Name of offeree/offeror with whom connected

Oxford Glycosciences plc


Total number of securities purchased

25,000


Highest price paid*

1.8537 GBP Sterling


Lowest price paid*

1.8537 GBP Sterling


Total number of securities sold

0


Highest price received*

0.00 GBP Sterling


Lowest price received*
0.00 GBP Sterling


*Currency must be stated